

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
2990 Redhill Avenue
Costa Mesa, California 92626

      Re: Clean Energy Technologies, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed April 15, 2022
          File No. 000-55656

Dear Kambiz Mahdi:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing